Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports second quarter 2008 results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Aug. 12 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of core asset solutions, announced today its interim financial results for the second quarter ended June 30, 2008. All figures are reported in Canadian dollars.
     Northcore reported second quarter revenues of $207,000, an increase of
32 percent from the $157,000 the Company generated in the first quarter of
2008, and a decrease of 27 percent from the $285,000 that Company produced in the second quarter of 2007.
     Northcore derives its revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization and other technology services.
     "While an improvement over Q1 results, until very recently Northcore did not have the funds to add people who can generate billable hours, but that is changing," said Duncan Copeland, CEO of Northcore Technologies. "More tellingly, our important projects are still in process. It is these initiatives that will provide the revenues that I, and our shareholders, are looking for."
     Northcore reported a net loss for the second quarter of $575,000 or
$0.01 per share, basic and diluted. This compares to a net loss of $692,000 or
$0.01 per share, basic and diluted, in the first quarter of 2008. In the second quarter of 2007, Northcore reported a net loss of $590,000 or $0.01 per share basic and diluted.
     Northcore also reported an EBITDA loss in the second quarter of 2008 of
$387,000. This compares to an EBITDA loss of $526,000 in the first quarter of
2008 and an EBITDA loss of $419,000 in the second quarter of 2007.
     EBITDA loss is defined as losses before interest, taxes, depreciation and employee stock options. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.
     As at June 30, Northcore held cash and cash equivalents of $92,000, and accounts receivable of approximately $171,000.
     Subsequent to the quarter ended June 30, 2008, the Company raised gross proceeds of $678,000 through the issuance of convertible debentures. The funds will be used for general working capital purposes and to sustain Northcore's operations so it can take advantage of the opportunities before it.

     <<
     Operating Highlights

     We realized a number of operating achievements in the period, notably:

     -   In partnership with GE, conducted a series of sales events for selected Fortune 1000 clients on the GEasset.com marketing portal.
         The site can be viewed at www.GEasset.com;

     -   Completed the initial delivery of a new version of The Asset Manager tool, optimized for industrial settings and delivered on rugged-ized mobile devices operating under Windows Mobile; and

     -   For the first time, offered consulting and development services directly from GE Asset Manager to selected industry leaders
         (completed the first engagement to a Fortune 100 food and beverage company).
     >>

     Outlook

     "In this challenging economic environment, companies are seeking to more aggressively "stretch" or otherwise make best use of their Capital Asset investments. The tools provided by Northcore and by extension, our joint venture GE Asset Manager, provide this capability in a powerful harmonized platform," said Mr. Copeland. "As word of our solutions and successes continues to spread, we look forward to the emergence of new opportunities, which should manifest themselves as a steady improvement in our financial and operational results."
     Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Wednesday, August 13 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, www.northcore.com.

     About Northcore Technologies Inc.
     ---------------------------------

     Northcore provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial
Finance, Paramount Resources and Trilogy Energy Trust.
     Northcore owns a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     <<
                          Northcore Technologies Inc.
                          Consolidated Balance Sheet
                  (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                         -------------------------------------
                                          June 30      June 30    December 31
                                            2008         2008         2007
                                         -------------------------------------
                                        (Unaudited)  (Unaudited)    (Audited)
                                                       (in US$)

                                                      translated
                                                     into US$ at
                                                     Cdn$ 1.0185
                                                         for
                                                     convenience

     Cash                                 $      92    $      90    $     478

     Other current assets                       205          201          157
     Other assets                                34           34           52
                                         -------------------------------------
       Total assets                       $     331    $     325    $     687
                                         -------------------------------------
                                         -------------------------------------
     Accounts payable and
      accrued liabilities                 $     742    $     729    $     577
     Deferred revenue                            92           90           52
     Current portion of long term debts       1,379        1,354          378
     Non-current portion
      of long term debt                         506          497        1,280
     Total shareholders' deficiency          (2,388)      (2,345)      (1,600)
                                         -------------------------------------
       Total liabilities and
        shareholders' deficiency          $     331    $     325    $     687
                                         -------------------------------------
                                         -------------------------------------

                          Northcore Technologies Inc.
        Consolidated Statements of Operations and Comprehensive Income
         (expressed in thousands of dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                   ----------------------------- -----------------------------
                         Three Months Ended             Six Months Ended
                   ----------------------------- -----------------------------
                             June 30                       June 30
                   ----------------------------- -----------------------------
                     2008      2008      2007      2008      2008      2007
                     ($C)      ($US)     ($C)      ($C)      ($US)     ($C)
                   ----------------------------- -----------------------------

                             translated                    translated
                            into US$ at                   into US$ at
                            Cdn$ 1.0185                   Cdn$ 1.0185
                                for                           for
                            convenience                   convenience

     Revenue        $   207   $   203   $   285   $   364   $   357   $   607
                   ----------------------------- -----------------------------
     Operating
      expenses:
       General and
        admini-
        strative        398       391       448       841       826       895
       Customer
        service
        and tech-
        nology          175       171       178       353       346       350
       Sales and
        marketing        21        21        78        83        81       149
       Employee
        stock
        options           9         9         6        19        19        13
       Depreciation       9         9        10        18        18        19
                   ----------------------------- -----------------------------
         Total
          operating
          expenses      612       601       720     1,314     1,290     1,426
                   ----------------------------- -----------------------------

     Loss from
      operations       (405)     (398)     (435)     (950)     (933)     (819)
                   ----------------------------- -----------------------------
     Interest
      expense:
       Cash
        interest
        expense          80        79        67       148       145       131
       Accretion
        of secured
        subordinated
        notes            90        88        88       169       166       191
     Interest
      income              -         -         -         -         -        (1)
                   ----------------------------- -----------------------------
                        170       167       155       317       311       321
                   ----------------------------- -----------------------------

                   ----------------------------- -----------------------------
     Net loss and
      comprehensive
      loss for the
      period        $  (575)  $  (565)  $  (590)  $(1,267)  $(1,244)  $(1,140)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     Loss per
      share, basic
      and diluted   $ (0.01)  $ (0.01)  $ (0.01)  $ (0.01)  $ (0.01)  $ (0.01)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     Weighted
      average
      number of
      shares
      outstanding,
      basic and
      diluted
      (000's)       108,644   108,644    84,397   108,576   108,576    84,117
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     >>

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 16:40e 12-AUG-08